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Philip Michael · 2nd

I want to create 100,000 millionaires by 2030.

New York, New York, United States · Contact info

500+ connections

NYCE Companies

Experience

CEO, NYCE (the wealth companies)
NYCE Companies · Full-time
Jan 2017 - Present · 5 yrs 2 mos
Greater New York City Area

NYCE is a fintech holding company with subsidiaries in real estate, venture capital, tech and media. Our mission is to help 100K Millennials from underserved communities become millionaires. ...see more

wealthlab.
4 yrs 2 mos
New York, United States

Editor-in-chief, wealthlab.co
Jan 2018 - Present · 4 yrs 2 mos

wealthlab is a Google News-approved digital media/events affiliate of NYCE. Our mission is to empower and educate 100K+ Millennials with the tools to become self-made millionaires. ...see more

Host/Producer, #MoneyTalks: Late Nights
Apr 2020 - Present · 1 yr 11 mos

#MoneyTalks: Late Nights is a daily late-night talk show on IGTV/IG Live. The show hosts prominent guests in a chill atmosphere, with a breathtaking backdrop of New York City's East River. ...see more

Bestselling author, Real Estate Wealth Hacking
Real Estate Wealth Hacking: How To 10x Your Net Worth In 18 Months
Jun 2018 - Present · 3 yrs 9 mos

A step-by-step blueprint for anyone starting out to 10x their net worth through real estate investing. Number 1 new release and two-time bestselling author in two categories.

National Editor/Director, Content Strategy
Bisnow
Aug 2015 - May 2016 · 10 mos
Greater New York City Area

Oversaw the national newsroom, editorial recruitment and native advertising department leading up to the company's $50M sale: ...see more

On-air host, SiriusXM, At the Fights
TV/Radio
Jul 2014 - Jul 2015 · 1 yr 1 mo
Greater New York City Area

Co-hosted the largest boxing radio show in the world, alongside Randy Gordon and Gerry Cooney, under the alias "The Shadow." An investigative on-air personality, I broke a number of stories, includ ...see more